MOBIFORM Software Inc.

Annual Report 2011

Table of Contents

Note regarding forward looking statements

This presentation contains forward-looking statements that involve known and unknown risks and uncertainties. Examples of forward-looking statements include: projections of capital expenditures, competitive pressures, revenues, income, cash flow, growth prospects, product development, financial resources and other financial matters. You can identify these and other forward-looking statements by the use of words such as "may," "will," "should," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "potential" or the negative of such terms, or other comparable terminology.

Our ability to predict the results of our operations or the effects of various events on our operating results is inherently uncertain. The unknown factors include economic conditions, the results of negotiations of potential future business in our pipeline, the financial and operational health of our prospects and customers and many others which have not been stated. These factors and many other factors beyond the control of our management could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by the forward-looking statements.

Message from the CEO

Dear Shareholders,

We are very proud of the significant progress we have made in the fiscal year ended October 31, 2010. 2010 was a difficult environment for our clients. Many of them slowed spending for major projects and modernization, which makes our growth even more impressive. We entered major multi-year technology license agreements with two Fortune 500 companies. We significantly expanded our international re-seller network in Asia, Europe, the Middle East and North and South America and anticipate that this will have a positive impact on our sales in 2011 and beyond. We increased our revenue by almost ten times from $86,500 to $824,508, and have achieved a cash flow neutral operating level. Mobiform was in a technology development phase through the end of 2009. We believe that the results in 2010 are a better indicator of future results and trends.

Long-term licenses to multinational automation software companies are a major part of our business. The lead time for our engineers to work with theirs in developing successful integration of our software with their future products is fairly long—from nine months to two years. But the result is a multiyear high revenue license which provides substantial revenue to us for years and years. We are currently in development discussions with four or five such companies in the oil and gas, oil service, electric power generation and mining industries. We expect these discussions to produce revenue streams beginning in 2012 or 2013 and continuing for ten years or more. Our goal is to quadruple 2010 revenues to $4 million with profits over $1 million within two years. Any benefit from acquisitions or additional investment will increase this goal.

This report describes how we grew in 2010, our goals for the near future and how we plan to achieve them. We operate in industries among multinational corporate giants. We believe that our software is the best in the world. We base this belief on feedback from individual users and multinational companies which have chosen our software to embed in their own market-leading software solutions. We are succeeding primarily because our software and our development ability are at the cutting edge of products available now and in the foreseeable future and because we are more nimble than many large competitors. Trends in the industrial automation market are very favorable for the next several years.

We appreciate your support and patience and look forward to more and more success.

Regards,





Allen Ronald DeSerranno
President and Chief Executive Officer

Year in Review

About Mobiform

Mobiform Software Inc. (OTC:MOBS) was founded on investment capital from its CEO in 2003. In 2006 the company received $3.25M from a private placement financing. With those proceeds the company was able to develop some world class technology for the visualization and monitoring of real time data. While this technology has applications in almost every vertical market, the company chose to focus on Industrial Automation and Control for heavy industry. The founder has extensive experience in this vertical, primarily with Rockwell Automation, building industrial monitoring applications used worldwide in most every industrial market.

Highlights

Mobiform's business plan from Day 1 defined a period of R&D where the company's core technology would be developed. World class software takes years to develop. Mobiform completed its core technology and its flagship product in 2009.

Revenue

Naturally, there were minimal revenues during the development period. As the company has started its transition from development to growth, we have been able to post a considerable increase in revenue. Revenue for 2010 was almost 10 times the revenue reported in 2009. Losses per share have been dropping steadily. Mobiform is in a position to post positive earnings in 2011.


Revenue Profile
Technology Licensing
Technical Services
Retail Sales
Royalties
Support
0%
20%
40%
60%


Revenue by Year
2007
2008
2009
2010
0
200k
400k
600k
800k
1000k


Revenue by Industry
HVAC
General Automation
Petro Chemical
Water Treatment
Manufacturing
Transportation
Power & Utilities
0%
20%
40%
60%


Earnings per Share
0.00
-0.02
-0.04
-0.06
-0.08
-0.10
-0.12
2007
2008
2009
2010

Market Activity

Mobiform completed its R&D in early 2009. The company's intent was to follow that up with a round of investment to promote the products, the company and to establish growth. The recession made funding of almost any early stage company impossible during the past two years. Mobiform began trading under the symbol OTC: MOBS in the fall of 2009. Given the chill in the financial markets and the low interest in investing, spending of capital resources to promote Mobiform's new listing would have been an unwise outlay of resources. In addition, Mobiform did not yet have any significant change in revenue to attract attention. Agreements signed with some large companies in the past year included provisions to protect their strategic advantage, thereby limiting Mobiform's ability to promote its successes. Mobiform decided to use its capital resources to 'weather' the recessionary storm.

Mobiform's symbol has not been promoted, and as such there is minimal trading volume with the stock trading at far less than the company's value. As we move out of the recession, and Mobiform continues to demonstrate growth, we anticipate the share price to rebound.


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Mobiform Trading History[1]

1 http://investing.businessweek.com

Business Overview

HMI (Human Machine Interface) and SCADA (Supervisory Control and Data Acquisition) software products are used extensively in industrial automation for monitoring and controlling equipment. The dashboard in your car is an example of an HMI interface. Your dashboard tells you the speed of your vehicle, engine temperature and the amount of oil in your engine. Similar dashboards are used everywhere in heavy industry.

HMI and SCADA systems are used for monitoring the HVAC (Heating Ventilation and Air Conditioning) systems in large commercial complexes. They are used in waste water treatment plants, with oil wells, hydro electric plants, subway systems, pharmaceuticals and almost every manufacturing facility including the making of Kraft Dinner. Maximizing operator effectiveness is essential to minimize the risks of accidents, eliminate unscheduled downtime, and maximize production quality.

Market Overview



Energy Industry

The worldwide market for Electric Power Supervisory Control and Data Acquisition (SCADA) is expected to grow at a compounded annual growth rate (CAGR) of 5.5% over the next five years. The market was $1.629 billion in 2008 and is forecasted to be over $2.125 billion in 2013, according to a new ARC Advisory Group study.



Oil and Gas Industry

The worldwide market for SCADA Systems for the Oil & Gas industry is expected to grow at a compounded annual growth rate (CAGR) of 9.3% over the next five years. The market was nearly $850 million in 2007 and is forecasted to be over $1.3 billion in 2012.

The rapidly growing market for HMI services will be driven by end users' and Original Equipment Manufacturers (OEM) needs for additional supplier-provided technical expertise to support HMI software and systems, as end users and OEMs will not fully replace the internal support personnel lost during this past recession. As a result, the HMI software and services market is in a period of recovery, with the services portion expected to grow at a higher rate than the total market. Off-the-shelf HMI software products are largely replacing proprietary, device-specific solutions that often lack the full feature set and adherence to industry standards found in the Mobiform's latest HMI software solutions. In the traditional HMI software markets, growth is accelerating in the rapidly expanding process and infrastructure industries such as oil and gas, water and waste, electric power, food and beverage, and mining and metals.[2]

2 Arc Advisory Group. Founded in 1986, ARC Advisory Group is the leading research and advisory firm for industry and industrial automation.

Competitive Landscape

Industrial Automation is a massive market with 2009 estimates at $77.8 billion. The top players are predictable Fortune 500 companies producing billions of dollars in related revenue.

Rank	Company	Sales (in millions)
1	Siemens	$10,858.3
5	Schneider Electric	$3,771.5
6	Honeywell	$3,026.6
11	General Electric	$1,876.0

Table 1 - Industrial Automation sales figures for some Fortune 500 companies.[3]

While smaller HMI/SCADA companies do exist, there is a notable absence of midsized players. This is primarily due to 'Technical Agility'. Larger companies are slower to adopt newer technology and often rely on acquisitions to keep their product offerings evolving and to help fill holes that develop as customer demands change. Technology development can also be far more expensive for a larger firm than a smaller, more flexible niche player.

Acquisitions in the HMI/SCADA landscape are occurring all the time. As soon as a smaller player in the market begins to enter the level of a midsized firm they are usually acquired. A prime example of this is the acquisition of Matrikon by Honeywell this past summer for $142 million.[4]

3 Control Magazine – December 2010 , Putman Media Company
4 Honeywell Agrees To Acquire Matrikon Inc. – Press Release - Honeywell

Revenue Sources

Mobiform's revenue is generated from three sources, through retail sales of our HMI and SCADA software products, through licensing of our technology to other companies, and through development services and support.

Retail HMI and SCADA

Mobiform has developed its own Industrial Control and Monitoring solutions over the past five years. 'Status' is a powerful SCADA (Supervisor Control and Data Acquisition System) software program capable of connecting to real time industrial data and displaying the information in real time to operators, maintenance personnel and supervisors.


MCKINNSONS
BREWERY
NOTICE

STATUS
VISION DESIGNER®

Status allows designers to create a representation of their manufacturing processes. Once the graphic display is created, Status has web services that connect to data on the factory floor and provide information to the various meters, gauges and graphics on screen. Data flows two ways with Status: it can monitor data, and it allows the click of a button onscreen to start or stop a piece of equipment on the factory floor.

Mobiform has attracted a number of resellers and system integrators that are now promoting and using 'Status' in commercial settings. Status is now being used to monitor the 4th largest subway system in the world in Seoul, South Korea. It is monitoring HVAC performance in pharmaceutical manufacturing facilities in China, and is on some of the most sophisticated offshore drilling ships in the Gulf of Mexico.

Development of SCADA systems typically requires millions of dollars in development capital over several years. Larger firms cannot develop their own systems with the efficiency of smaller companies; a larger firm trying to develop such a system in house could easily spend $15M or more. Smaller and midsized firms are typically acquired by larger firms to fill vacancies in their product offerings. Acquisitions provide less risk, reduce time to market, are more cost effective and protect market share.



Illustration of Status application running in automotive plant

Technology Licensing

In addition to selling its own software products, Mobiform also licenses the technology it has developed to other software companies. These companies produce software products for their customers that use portions of Mobiform technology. These companies pay royalties to Mobiform by way of licensing agreements. The technology that Mobiform has developed has been licensed to 10 other firms including three Fortune 500 companies. The licensing from these arrangements will provide long term, recurring, royalty based revenue for Mobiform. The products developed using Mobiform technology include industrial automation solutions, medical applications for use in hospitals, and line of business applications. The relationships established through licensing are very strategic and can often lead to acquisition to prevent competitive companies from having the same strategic benefits.

Development Services and Support

Mobiform has been recognized as a leading edge software development firm. Mobiform is often asked to provide software development services, graphics design and consulting as part of the technology licensing agreements it signs with its customers.

Objectives for 2011

Our growth plan includes several aspects:

- **Adding re-sellers and increasing direct and indirect retail sales**
- **Developing and launching our Silverlight "Cloud" based HMI/SCADA software product**
- **Increasing our offering of value added technical services**
- **Bringing our company and our software to more international markets**
- **Making strategic acquisitions to expand our market penetration and product offerings and to increase our critical mass.**
- **Achieving greater recognition among investors**
- **Growing our Board of Directors**

Mobiform plans to become a $20 million dollar company over the next four years.

Investment

Mobiform was able to sustain itself with some limited cutbacks and prudent cash management. As we move out of the recession and the markets begin to warm, Mobiform is now ready to follow up the R&D stage with growth.

Mobiform has started to accumulate an impressive list of clients and opportunities despite being a relatively small and obscure company with virtually no marketing budget. Mobiform has started to search for an investment partner to raise growth capital in early 2011. The bulk of the proposed round of investment will be focused on growing the marketing and sales of the business, to produce higher revenue.

Mobiform will pursue a round of investment with the proceeds focused on sales and marketing in order to continue the revenue growth achieved in the past year.

Business

Some of the relationships we've established have lead to long term licensing arrangements, three of these with Fortune 500 companies. The effective lifetime of the agreements signed with these firms is typically 10 years or more. Mobiform has three opportunities currently in the pipe that could lead to similar significant agreements.

Mobiform will continue to grow the relationships that have presented themselves in the past year. Our goal is to add to the list of market leading companies that rely on Mobiform technology for their products by entering into additional licensing agreements.

The bulk of Mobiform's revenue has come from technology licensing and consulting services. The longer term vision for Mobiform has the retail portion of our business as the primary bread winner. Retail sales have greater scalability, profit margins and opportunity than licensing or services. They also yield higher multiples when company valuations are determined.

The percentage of revenue derived from retail sales will grow in 2011; retail sales growth will outpace the growth of our consulting and services business.

Products

Mobiform will continue to listen to its customers and add additional features to the Status product line in the upcoming year. Cloud Based HMI and SCADA is new to Industrial Automation. Mobiform's existing technology is extremely well suited to work in Cloud based products. Mobiform has developed a prototype cloud based SCADA system that can deliver amazing value and functionality for remote monitoring of industrial data. Mobiform has demonstrated early prototypes of this technology to some key Fortune 500 customers with very favorable feedback.



As migration to cloud based and hosted HMI and SCADA systems evolves, Mobiform is poised to be one of the first companies with a world class offering for this new market. Larger players are slow in bringing new products to market that address this growing area. Offerings from some smaller firms have now started to show up in the market. Cloud SCADA is a great opportunity for Mobiform.

Mobiform will bring to Market the best of breed, a Cloud based HMI/SCADA product in the upcoming year.

Services

According to The Arc Advisory Group, the internal support personnel lost during this past recession will not be fully replaced. As a result, the HMI services market is expected to do well following the recession. Mobiform's current service offerings include custom development and graphics design services. Rounding out our services offering to include system integration services would help Mobiform to cover a much larger range of customer needs resulting in a larger number of sales wins for bigger projects and contracts. Adding integration services to the company's portfolio would not be accomplished by increasing head count, but would be done through acquisition. Acquiring such a firm would also provide an opportunity to promote the company's software offerings to a wider audience.

There are many smaller firms throughout the world that would be well suited for such an acquisition. Mobiform would be focusing on firms in the United States, preferably within a similar geographic area to Mobiform. An acquisition would naturally require a sizeable round of investment, or a merger. It is unlikely that this will be complete in 2011, but the groundwork should certainly be laid.

Mobiform will begin the groundwork to acquire or merge with an Industrial Services company in the upcoming year.

Operations at a Glance

- Reduced operating costs by 21%
- Developed a prototype Cloud Based HMI/SCADA application which will serve a proof of concept for our Cloud strategy
- Attended several OPC road shows in various US cities promoting Mobiform products to industry professionals

North America

- Technology Licensing - Three year technology licensing agreement with a value of $870,000 plus consulting services with a global Fortune 500
- Technology Licensing - Multiyear technology licensing agreement to supply technology and consulting services with a global Fortune 500. Licensing revenue is potentially $1M over several years
- Status Deployment – Offshore Drilling, Gulf of Mexico
- Development Services – Military Application for Space and Missile Defense Battle Lab
- Development Services – Mapping Application for line of business application
- Technology Licensing – Industrial Process Optimization
- Status Deployment – Waste Management

Internationally

- Status Deployment – Seoul Metropolitan Rapid Transit Corporation (4th largest subway system globally), South Korea
- Status Deployment – Fortune 500 customer - HVAC System, France
- Status Deployment – Status used to monitor the HVAC systems in 4 pharmaceutical manufacturing facilities, China.
- Status Deployment – Commercial Rail System Monitoring, Italy
- Status Deployment – Furniture Manufacturing, Turkey
- Status Deployment – Automotive Parts Manufacturing, Germany

Case Studies

Seoul Metropolitan Rapid Transit Corporation

Seoul Metropolitan Rapid Transit Corporation (SMRT) operates the largest and most extensive subway system in the Republic of Korea with a total of 148 stations. SMRT serves 2.7 million passengers daily and is recognized as the world's fourth largest metropolitan subway corporation.

"Our goal was to create a powerful, yet easy to configure web solution with little or no high-level programming. The solution had to be able to cover larger operations over many divisions, in some cases over different networks. One major problem we had was an existing HMI and needed a way to extend those projects so no work was wasted" says SangKee, System Integrator.

"By using Mobiform's Status software we were able to provide a flexible and very powerful solution to our subway engineers. The projects we created were easy to configure and integrated well with the existing HMI Systems, so migrating the system was not difficult at all. We were very impressed with how easy it was to create our projects and have them up and running in one month. Reaching other divisions was made possible by utilizing the Status Server, as we were able to reach across networks and domains. If we had a question or a bug, Mobiform was quick to respond with outstanding service, and version upgrades reflected our requirements. I would recommend Status to anyone who is looking for a powerful web solution that is easy to configure and using cutting edge technology."

FAR Systems

FAR Systems is a company of Gruppo Industriale Tosoni based in Verona, Italy. They are a leading role in the field of electronic systems for trains and industrial automation. The company also operates in the areas of building integrated photovoltaic systems, building automation systems, and energy management system.

"I didn't have to worry about how to transfer OPC data from plants to the central system on a VPN and then publish the data on the web, because this is only a matter of setting the correct configuration of the remote and central Status Servers" stated Francesco, System Engineer, FAR Systems. "Now I can view and control data remotely."

"By using the Status Server and the Status Designer we were able to create easy to understand screens displaying data from remote plant locations. The Status server is the fastest way to have automation data published on the web.

Our Vision

Our vision is to be a global leader in the access and visualization of information, which enables our industrial customers to maximize employee effectiveness and productivity, reduce unscheduled downtime, minimize the risk of accidents and increase production quality.

Our Opportunity

Mobiform has an exceptional base with which to build the company. With the generosity of our investors we have been able to develop world class software products. The licensing arrangements and relationships developed with our Fortune 500 customers provide extensive opportunity pathways for product licensing, sales channel development, joint ventures, partnerships and acquisitions.

Our Challenges

While Mobiform has developed great technology for industry, we are somewhat removed from the day to day challenges faced by our customers. Having a better understanding of our customers' requirements, pain points and challenges would allow us to provide better, more targeted solutions to our customer base.

An additional challenge is the HMI/SCADA market itself. The HMI Software market is very competitive. Larger players provide hardware, software and integration services. Smaller players often have OPC data servers in conjunction with their HMI products. Mobiform must be able to differentiate and provide a clear understanding of why our product offering should be selected above the competition.

Our Strategy

Part of our longer term vision is to acquire or grow an integration services team with the ability to provide system integration services along with our product offering. This will bring us 'closer to the floor' of the industries we sell our products to. The services team will be able to give the technology developers feedback about the performance of our products, suggestions for new features and usability, and provide proposals for complementary products that meet the specific needs of the industrial verticals we are working with. Over time we would like to have domain experts in the key industries that we serve.

Our HMI business, while in a very competitive landscape, is the primary route that leads companies to discover the capabilities and technology that Mobiform has to offer. 'Status' was 'key' to opening the doors for the technology licensing agreements Mobiform has signed. Growing the HMI retail business will be a challenge; there are numerous players and competitive pricing. Mobiform will be seeking companies that have OPC server offerings and attempting to partner with them, offering our HMI as an additional product offering and source of revenue alongside their servers. We will also be increasing our marketing and visibility of Status using proceeds from a growth round of investment. Status will be positioned as a 'modern' HMI built on the latest technologies and platforms. This edge is important to HMI/SCADA customers, because a deployment of these systems is often expected to last 10 years or more. Choosing outdated technology from the onset may produce an unmaintainable and unsupported solution down the road. While Status may have a challenge in taking away market share from its competition, it is still a vital part of the company's exposure and is the primary vehicle that exposes our technology to the world.

Mobiform's largest opportunity for growth is with the Cloud based HMI/SCADA product offering currently in development. There are only a small number of players that have entered this market to date. The technology that Mobiform has is ideally suited to producing Cloud based solutions. Cloud based HMI/SCADA has a tremendous amount of benefit for both the customer and Mobiform.

- **Customers can license the software on a subscription basis reducing the amount of up front capital to deploy a system. Mobiform receives monthly recurring revenue on an ongoing basis, a model that has allowed cable companies and telecommunications firms to grow exponentially.**
- **Customers have no requirement for IT personnel to manage the system**
- **Customers have no requirement for computers, software and associated software licenses.**
- **Bringing our company and our software to more international markets**

Mobiform's largest growth opportunity is with pre-deployed hosted HMI/SCADA solutions. Mobiform will need to complete this product in 2011 while managing its existing customer base. Such a task is daunting given our current staff levels. A portion of the growth round capital will be made available to complete this product.

Results of Operations

Consolidated Statement of Operations

	Years End October 31, 2010	2009
Revenue	$ **824,508**	$ 86,510
Operating Expenses		
Payroll Expenses	594,267	595,468
Compensation – Share Based	--	63,336
Consulting Fees – Share Based	73,200	284,174
Professional Fees	137,719	224,585
Advertising	34,436	41,295
Depreciation and Amortization	13,922	19,288
Consulting Fees	51,456	57,300
Office	13,244	15,450
Rent	29,689	40,606
Telephone and Communication	12,279	11,565
Other	44,766	37,184
Total Operating Expenses	1,004,978	1,390,251
Operating Loss	(180,470)	(1,303,741)
Other Income (Expenses)		
Interest Income	--	6,035
Interest Expense	(4,000)	(4,461)
Interest Expense-Related Party	(8,000)	(164)
Loss on Sale of Asset	--	(27,363)
Gain from Derecognition of Common Share Liability	--	400,000
Total Other Income (Expenses)	(12,000)	374,047
Loss before Income Taxes	(192,470)	(929,694)
Provision for Income Taxes	--	--
Net Loss	**$ (192,470)**	**$ (929,694)**
Net Loss Per Common Share – Basic and Diluted	$ (0.01)	$ (0.04)
Weighted-Average Common Shares Outstanding (Basic & Diluted)	24,543,057	23,861,668

Financial Statements

Consolidated Balance Sheets

	October 31, 2010	October 31, 2009
Assets		
Current Assets		
Cash and Cash Equivalents	$ 67,980	$ 14,966
Accounts Receivable - Net	73,290	9,920
Prepaid Expenses and Other Current Assets	8,093	47,801
Total Current Assets	149,363	72,687
Property and Equipment - Net	29,405	32,768
Other Assets		
Security Deposits	3,650	3,650
Total Assets	$ 182,418	$ 109,105
Liabilities and Stockholders Deficiency		
Current Liabilities		
Convertible Notes Payable	$ 50,000	$ 50,000
Notes Payable - Related Party	100,000	50,000
Accounts Payable and Accrued Liabilities	130,067	110,479
Deferred Revenue	168,404	5,833
Common Share Liability	--	29,250
Total Current Liabilities	448,471	245,562
Commitments and Contingencies		
Stockholders' Deficiency		
Preferred Stock, $0.0001 Par Value, 5,000,000 Shares Authorized and Unissued	--	--
Common Stock, $0.0001 Par Value, 100,000,000 Shares	--	--
Authorized; Shares Issued and Outstanding, 24,586,672 at October 31, 2010 and 24,410,656 at October 31, 2009	2,459	2,441
Additional Paid in Capital	7,099,269	7,036,413
Accumulated Deficit	(7,367,781)	(7,175,311)
Total Stockholders' Deficiency	(266,053)	(136,457)
Total Liabilities and Stockholders' Deficiency	**$ 182,418**	**$ 109,105**

Risks of Business

The following are some, but not all, of the Risk Factors disclosed in our annual report on Form 10-K:

We have only recently become cash flow positive. Our limited cash balance will only provide a limited cushion, if our revenues are interrupted. Therefore we are trying to increase our revenues and may try to obtain additional financing.

We will continue our efforts to maintain and increase sales, and may endeavor to raise additional working capital privately, but there can be no assurance that we will be successful. Our independent auditors have qualified their opinion on our financial statements, expressing substantial doubt whether we can continue as a going concern, in light of the uncertainty of our obtaining additional financing on a timely basis.

If we lose key employees or are unable to attract and retain qualified personnel, our business could suffer.

Our future success will depend on the continued contributions of Ron DeSerranno, our CEO, President and Director, who is responsible for programming decisions, design changes, enhancements and strategies. We have "key person" life insurance in the amount of $500,000 on Mr. DeSerranno. Nevertheless the loss of Mr. DeSerranno would likely have a material adverse effect on our business, financial condition and results of operations. We also rely on a very small complement of highly skilled employees. If one or more of them cease to work for us, it would have serious negative consequences. Our future success and plans for growth also depend upon our ability to expand our Board of Directors and to attract, train and retain personnel in all areas of our business.

We have a limited operating history and limited historical financial information upon which you may evaluate our performance.

You should consider, among other factors, our prospects for success in light of the risks and uncertainties encountered by companies that, like us, are in their early stages of development. We may not successfully address these risks and uncertainties or successfully implement our existing and new products and services. If we fail to do so, it could materially harm our business and impair the value of our Common Stock. Even if we accomplish these objectives, we may not generate positive cash flows or profits that we anticipate in the future.

Unanticipated problems, expenses and delays are frequently encountered in establishing a new business and developing new products and services. These include, but are not limited to, inadequate funding, lack of consumer acceptance, competition, product development, and inadequate sales and marketing. Our failure to meet any of these conditions would have a materially adverse effect upon us and may force us to reduce or curtail operations. No assurance can be given that we can or will ever operate profitably.

We have incurred losses since inception and we may be unable to achieve profitability or maintain positive cash flow.

We have incurred substantial net losses since our inception, and we may be unable to achieve profitability in the future. If we continue to incur losses, we may be unable to implement our business plan described herein, including the following:

- **Increase the number of products we sell**
- **Increase our sales and marketing activities, including the number of our sales personnel**
- **Acquire additional businesses**

We may not achieve profitability if our revenues increase more slowly than we expect, and/or if operating expenses exceed our expectations or cannot be adjusted to compensate for lower than expected revenues. If we do achieve profitability, we may be unable to sustain or increase profitability on a quarterly or annual basis. Any of the factors discussed above could cause our stock price to decline.

Information for Shareholders

Head Office

Mobiform Software, Inc.
1255 N. Vantage Point Dr., Suite A
Crystal River, FL 34429
www.mobiform.com

Phone: (352) 564-9610
Fax: (352) 564-9611

Investor Relations

Kathleen O'Keefe
General Manager

Phone: (352) 564-9610
kokeefe@mobiform.com

Email Alerts

Subscribe to our e-mail alerts to receive current information on Mobiform's activities. E-mail corpcommunications@mobiform.com with "E-Mail Alert" in the subject line.

Exchange Listing

Mobiform is listed on the OTC Bulletin Board® under the symbol "MOBS"

Professional Services

Legal Counsel	Guzov Ofsink, LLC
Auditors	Meyler & Co., LLC
Bank	Bank of America

MOBIFORM Software Inc.